SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/11/2009


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
236,059

8. SHARED VOTING POWER
108,791

9. SOLE DISPOSITIVE POWER
344,850
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
344,850

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.00%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of First Trust/Four Corners Senior Floating Rate Income Fund
("FCM" or the "Issuer").
The principal executive offices of FCM are located at

120 East Liberty Drive
Suite 400
Wheaton, IL 60187


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive,Pleasantville, NY
10570 a principal of Bulldog Investors and Andrew Dakos,
Park 80 West,Saddle Brook, NJ 07663, also a principal of
Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007, the Enforcement Section of the Securities Division of the Massachusetts Secretary of State (the "Secretary") filed a complaint with the Acting Director of the Securities Division against Opportunity Partners L.P., Messrs. Goldstein, Dakos and Das and Samuels and certain related parties (the "Bulldog Parties") alleging that they violated Massachusetts law by making information about certain unregistered securities available on the Bulldog Investors website and by providing information about such investments to an individual who requested it without first determining that the individual was eligible to invest in such securities.
The Enforcement Section sought a cease and desist order, an administrative fine, and other relief. On October 17, 2007, the Acting Director issued a cease and desist order and imposed a fine of $25,000 on the Bulldog Parties.
On November 15, 2007, the Bulldog Parties appealed the Secretary's ruling to the Massachusetts Superior Court which upheld the Secretary's order in an order and opinion dated February 12, 2009. On February 25, 2009, the Bulldog Parties filed a further appeal with the Appellate Court of Massachusetts.
That appeal may be consolidated with any appeal of a lawsuit filed on March 23, 2007 by the Bulldog Parties in Massachusetts Superior Court to enjoin the Secretary's enforcement action. A trial in the latter case was held on July 31, 2009. Decision pending.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On August 10, 2009 an affiliated person of Bulldog Investors submitted a letter (See Exhibit 1) to the issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on 8/6/2009 there were 4,924,349 shares of common stock outstanding as of May 31 2009. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 344,850 shares of FCM or 7.00% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of FCM were purchased:

Date:		Shares:		Price:
06/19/09	500		$9.6700
06/22/09	2,541		$9.5300
06/23/09	700		$9.3300
06/24/09	2,500		$9.3040
06/25/09	6,900		$9.3600
06/26/09	863		$9.4000
06/29/09	2,208		$9.4295
06/30/09	900		$9.5000
07/02/09	7,000		$9.5600
07/06/09	900		$9.5700
07/08/09	900		$9.5800
07/08/09	10,100		$9.5930
07/09/09	3,200		$9.5988
07/10/09	2,000		$9.5980
07/10/09	3,000		$9.5990
07/10/09	4,000		$9.5388
07/13/09	500		$9.6300
07/13/09	3,300		$9.6182
07/16/09	2,000		$9.7000
07/17/09	5,900		$9.8000
07/17/09	3,000		$9.9000
07/20/09	7,500		$9.7489
07/20/09	3,000		$9.7400
07/20/09	5,000		$9.7900
07/22/09	7,000		$9.8143
08/10/09	1,700		$10.6300
08/11/09	3,000		$10.6300
08/11/09	38,100		$10.6258
08/12/09	25,050		$10.6400
08/13/09	9,400		$10.6500
08/17/09	13,800		$10.6365
08/18/09	5,000		$10.5600
08/19/09	1,100		$10.5800
08/20/09	3,900		$10.6100
08/20/09	400		$10.6200





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Company


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/21/2009

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1:

Opportunity Partners L.P.,
60 Heritage Drive,
Pleasantville, NY 10570
914-747-5262 // pgoldstein@bulldoginvestors.com

August 10, 2009

First Trust/Four Corners Senior Floating Rate Income Fund
1001 Warrenville Road, Suite 300
Lisle, Illinois 60532,
Attn: W. Scott Jardine, Secretary

Dear Scott:

The prospectus for First Trust/Four Corners Senior Floating Rate Income Fund (the "Fund") contains the following "lifeboat" provision: "Because of this possibility [that the Fund might trade at a discount to its NAV] and the recognition that any such discount may not be in the interest of shareholders, the fund's board of trustees might consider from time to time engaging in open-market repurchases, tender offers for shares or other programs intended to reduce the discount."

The Fund recently conducted a tender offer for the preferred shares at 95% of NAV. How about doing something similar for the common shareholders?

We intend to submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted. Hopefully, the trustees will take meaningful action in the interim to induce us to withdraw it.

Opportunity Partners is the beneficial owner of shares in the First Trust/Four Corners Senior Floating Rate Income Fund (the "Fund") with a value in excess of $2,000.00. We have held these shares for over 12 months and plan to continue to hold them through the next meeting of stockholders.

********

RESOLVED: The shareholders of First Trust/Four Corners Senior Floating Rate Income Fund (the "Fund") request the board of directors to authorize a self-tender offer for all outstanding common shares of the Fund at 95% of net asset value (NAV). If more than 50% of the Fund's outstanding common shares are tendered, the tender offer should be cancelled and the Fund should be liquidated or merged into an open-end mutual fund.

SUPPORTING STATEMENT

The common shares of the Fund have traded at a double-digit discount to NAV since February 2008. Despite the existence of a "lifeboat" provision in the Fund's prospectus that the board of trustees "might consider from time to time engaging in open-market repurchases, tender offers for shares or other programs intended to reduce the discount" no such action has been taken to benefit the common shareholders. However, the board did approve a tender offer for the preferred shares pursuant to which 92.4% of the preferred shares were tendered.

We think it is only fair that the board should also authorize a self-tender offer for the common shares at NAV to afford the common shareholders a similar opportunity to receive close to full value for their shares. If a majority of the Fund's outstanding common shares are tendered, that would demonstrate that there is insufficient shareholder support for continuing the Fund in its closed-end format. In that case, the tender offer should be cancelled and the Fund should be liquidated or merged into an open-end fund.

If you agree that the Fund's persistent discount is unacceptable and that common shareholders deserve to be treated as well as preferred shareholders, please vote for this proposal.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner